SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2015

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Oil and natural gas output for March

Rio de Janeiro, April 16, 2015 – Petróleo Brasileiro S.A. – Petrobras announces that its oil and natural gas output in Brazil and abroad, in March 2015, was 2,764,000 barrels of oil equivalent per day (boed), down 1.3% from February 2015 (2,801,000 boed).

Of this total, 2,574,000 boed were produced in Brazil and 189,900 boed abroad. The output of 2,764,000 barrels of oil equivalent per day (boed) is 8.3% higher than the March 2014 output of 2,551,000 boed.

Oil and gas output in Brazil

In March, total oil and natural gas output in Brazil was 2,574,000 boed, down 1.4% from February (2,612,000 boed), and up 10.4% year-on-year (2,331,000 boed).

Total oil and natural gas output operated by Petrobras in Brazil, which includes the volume operated for partner companies, was 2,834,000 boed, down 0.7% from February (2,854,000 boed).

Petrobras’s exclusive oil output in Brazil was 2,108,000 barrels per day (bpd), down 1.8% from February’s output of 2,146,000 bpd.

Oil production operated in Brazil was 2,297,000 bpd, down 0.9% from a month ago (2,319,000 bpd).

The drop in output in March is largely due to the temporary shutdown of platform P-58, which started-up on March 17, 2014 and is currently undergoing final tests and adjustments to its production systems. Petrobras shut the unit down from March 18, 2015 to April 8, 2015 to conduct preventive maintenance and improve the operational efficiency of certain systems, in compliance with current norms and guidelines of Brazil’s National Petroleum, Natural Gas and Biofuels Agency (ANP).

In March, natural gas output in Brazil, excluding liquefied volume, was 74 million m³/day, in line with last month’s output.

Non-liquefied gas output, including the share of partner companies, reached 85.5 million m³/day.

The utilization of produced gas remained high at 95.9% in March.

Pre-salt’s production in March increases 70% compared to the same period of 2014

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, and the Company’s other filings with the U.S. Securities and Exchange Commission.

In March 2015, output operated by Petrobras in the pre-salt layer of the Santos and Campos Basins, which includes the share operated for its partner companies, broke a new record and averaged 672,000 barrels of per day (bpd) a month, up 0.5% from the previous record of 669,000 bpd set in January 2015. This volume represents a 70% rise from March’s 2014 output of 395,000 bpd.

Innovative pre-salt technology – On March 26, Petrobras started-up the first riser (ascending pipe) set up in the Santos Basin pre-salt using the Steel Lazy Wave Riser (SLWR) concept. It entails a steel pipe equipped with a set of buoys that form a bend at a particular section of the equipment aimed at buffering impacts caused by the production platform’s movement.

This is just one of the technologies comprising the set of innovations employed by Petrobras in the pre-salt and recognized by the OTC (Offshore Technology Conference) Award 2015, conferred upon the oil and gas company making the greatest contributions to the technological development of the worldwide offshore industry.

SLWR was set up on well 7-SPH-007, at a water depth of 2,140 meters, a record depth for this type of technology. The equipment connects well 7-SPH-007 to FPSO Cidade de Ilhabela, in the northern section of Sapinhoá field in the Santos Basin pre-salt. This well has reported the highest output per well in the pre-salt layer at a flow of approximately 40,000 barrels per day.

Output abroad

In March, 189,900 barrels of oil equivalent per day (boed) were produced abroad, up 0.6% from 188,700 boed produced last month.

Average oil output in March was 101,900 barrels of oil per day (bpd), up 1.6% from 100.400 bpd produced last month mainly due to the start-up of new production wells at Saint Malo and Lucius in the United States.

Average natural gas output abroad, excluding liquefied volume, was 15 million m³/d, remaining stable when compared to February’s output of 15,016,000 m³/d.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2015
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.